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April 4, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dillon Hagius

Christine Westbrook

Michael Fay

Kevin Vaughn

Re:	Coronado Topco, Inc.

Amendment No. 1 to

Registration Statement on Form S-4

Filed March 14, 2022

File No. 333-262434

Ladies and Gentlemen:

On behalf of Coronado Topco, Inc. (the “Company”), this letter responds to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated March 30, 2022 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-262434, filed with the Commission on March 14, 2022 (the “Registration Statement”). Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The page references in our responses correspond to the page numbers of Amendment No. 2 to the Registration Statement (the “Amendment”), which is being filed today.

I.	RISK FACTORS

Risk Relating to the Combinations

The Topco Bylaws will designate the Court of Chancery of the State of Delaware (the Court of Chancery) as the sole and exclusive forum...., page 40

1.

We note your response to comment 4. With regard to the federal forum provision, please also disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

April 4, 2022

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on page 40 of the Amendment to disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

II.	UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION, PAGE 76

2.

We note your revisions in response to prior comment 6, which included changing the title of the pro forma line item from “Cost of revenue excluding amortization of intangible assets” to “Cost of revenue.” However, it appears that Ortho’s Cost of revenue line item still excludes amortization for intangibles and that you continue to adjust Quidel’s Cost of revenues to exclude amortization for intangibles. Please revise your Cost of revenue line item to accurately reflect its composition by identifying the components excluded.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosures on pages 79, 85, 86 and 89 of the Amendment to revise Ortho’s Cost of revenue line item to be called “Cost of revenue, excluding amortization of intangible assets” in order to accurately reflect its composition by identifying the components excluded.

III.	BUSINESS OF ORTHO

Ortho’s Competitive Strengths, page 175

3.

We note your response to comment 9, which we reissue in part. Please place your selected disclosure in appropriate context with reference to the material terms of your agreement with Creative Testing Solutions, including quantification of the benefits and obligations, term and termination provisions. Disclosure of material terms is not contingent on a determination that the agreement is required to be filed.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 176 of the Amendment to describe the material terms of Ortho’s agreement with Creative Testing Solutions, including a description of the benefits and obligations, term and termination provisions.

4.

We note your response to comment 10, which we reissue in part. Please revise to describe and quantify the benefits and obligations under your agreement with Quotient and disclose the term and termination provisions. Disclosure of material terms is not contingent on a determination that the agreement is required to be filed. We note on pages 202 and 205 that you describe a “non-refundable upfront payment of $7.5 million” connected to this agreement, but in your correspondence you also suggest that this payment was contingent on the achievement of “certain milestones.” Please clarify the nature of this payment.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 177 of the Amendment to describe and quantify the benefits and obligations under Ortho’s agreement with Quotient (the “Quotient Agreement”) and to disclose the term and termination provisions under the Quotient Agreement.

April 4, 2022

The Company further advises the Staff that the non-refundable upfront payment of $7.5 million that Ortho paid to Quotient in September 2020 was paid in connection with, and was paid at the time of, the signing of the Quotient Agreement.

Collaboration Arrangements, page 188

5.

We note your response to comment 13. Please revise to describe and quantify the benefits and obligations under the collaboration agreement with Grifols and disclose the term and termination provisions. Disclosure of material terms is not contingent on a determination that the agreement is required to be filed.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 189 of the Amendment to describe and quantify the benefits and obligations under Ortho’s collaboration agreement with Grifols (the “Grifols Agreement”) and to disclose the term and termination provisions under the Grifols Agreement.

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ORTHO

Segment Results, page 209

6.

We note your table of Adjusted EBITDA by segment reconciles to your non-GAAP measure Adjusted EBITDA. This presentation appears to give greater prominence to the non-GAAP measure when compared to Net Loss, which may not be consistent with Item 10(e)(1)(i)(A) of Regulation S-K. In addition, your reconciliation does not appear consistent with Item 10(e)(1)(i)(B) of Regulation S-K as you are not reconciling Total Adjusted EBITDA with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Please revise your presentation as appropriate, or describe the reasons a change is not necessary. Please make any corresponding changes to fiscal 2020 compared to fiscal 2019.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ortho” section of the Amendment to remove the tabular presentation showing Segment Adjusted EBITDA for Americas, EMEA, Greater China, Other and Corporate to avoid any appearance of providing greater prominence to a Non-GAAP measure than a GAAP measure. As a consequence of the foregoing revision, the presentation of fiscal 2020 compared to fiscal 2019 segment results will no longer be included in the Amendment as Ortho changed its segment profit or loss measure from Management EBITDA to Adjusted EBITDA in fiscal 2021. This removal is consistent with the presentation in Ortho’s Form 10-K for the fiscal year ended January 2, 2022, filed with the SEC on March 8, 2022, and incorporated by reference, as indicated on page 339 of the Amendment.

The Company further advises the Staff that it does not believe that any additional reconciliations of the segment Adjusted EBITDA amounts presented within the narrative disclosures on pages 209 and 210 of the Amendment are required because Adjusted EBITDA is Ortho’s segment profit or loss measure, as reported under Accounting Standards Codification 280. Ortho’s reconciliation of total Adjusted EBITDA to net loss is presented on pages 207 and 208 of the Amendment. In addition, a reconciliation of Ortho’s segment measures is included in Footnote 19 to the audited consolidated financial statements for Ortho’s fiscal year ended January 2, 2022, which are incorporated in the Amendment by reference to Ortho’s Annual Report on Form 10-K for the fiscal year ended January 2, 2022. Item 10(e)(1)(i)(B) of Regulation S-K requires that a company must provide a reconciliation of the non-GAAP measure disclosed to the most directly comparable financial measure calculated and presented in accordance with GAAP. In the case of Adjusted EBITDA, which is used by

April 4, 2022

Ortho as a performance measure, Ortho has provided a reconciliation to net loss, the most directly comparable financial measure that is calculated in accordance with GAAP. The Company has also reviewed the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, as last updated on April 4, 2018 (the “Non-GAAP C&DI”), and respectfully advises the Staff that Ortho’s presentation of Adjusted EBITDA complies with Question 103.02 of the Non-GAAP C&DI, which provides that the most directly comparable GAAP measure that EBIT or EBITDA performance measures should be reconciled to is net income.

7.

Since you have changed the basis by which you measure segment profitability from Management EBITDA to Adjusted EBITDA, please remove your presentation of fiscal 2020 and fiscal 2019 non-GAAP Management EBITDA from the filing or clarify why it remains necessary and appropriate disclosure.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosures in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ortho” section of the Amendment in order to remove the presentation of fiscal 2020 and fiscal 2019 non-GAAP Management EBITDA.

V.	THE COMBINATIONS

Opinion of J.P. Morgan Securities LLC as Financial Advisor to Ortho, page 257

8.

We note your response to comment 15. As it relates to the fairness opinion of JP Morgan Securities, we reissue the comment. Please specifically describe the “certain operational characteristics and/or certain financial metrics” that served as the selection criteria for the publicly traded companies analysis.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on page 258 of the Amendment to specifically describe the selection criteria for the publicly traded companies analysis used by J.P. Morgan Securities LLC.

VI.	UNAUDITED FORWARD-LOOKING FINANCIAL INFORMATION, PAGE 263

9.

We note your response to comment 16, which we reissue. Please revise to specifically describe the assumptions that were used to produce the projections, rather than merely list the factors that could affect the figures presented.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosures on pages 263 through 269 of the Amendment to describe the assumptions that were used to produce the various projections.

10.

We note your response to comment 3. As it relates to your amended disclaimer on page 264 that “Quidel stockholders are cautioned not to place undue reliance on the Quidel Management Projections,” we reissue the comment. Please revise this statement to eliminate any implication that investors are not entitled to rely on the information included in the registration statement.

April 4, 2022

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on page 262 of the Amendment to eliminate the implication that investors are not entitled to rely on the information included in the Registration Statement.

VII.	COMPARISON OF RIGHTS OF HOLDERS OF QUIDEL, ORTHO AND TOPCO, PAGE 316

11.

We note your response to comment 20. Please provide us with a revised analysis that addresses the proposed change, if any, to the authorized capital stock of TopCo as well as the provisions governing Carlyle’s board designation rights. In the alternative, please present approval of TopCo’s charter as a separate proposal and present each provision of TopCo’s organizational documents that represents a material change to the rights of Quidel and Ortho shareholders as a separate proposal so that shareholders have an opportunity to express their views separately on material provisions that will establish their substantive rights as shareholders.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has considered Question 201.01 and 201.02 of the Staff’s Compliance and Disclosure Interpretations on Exchange Act Rule 14a-4(a)(3), as last updated on January 24, 2014 (the “14a-4(a)(3) C&DI”), and believes that providing separate stockholder proposals for any provisions of the Company’s organizational documents, including with respect to the authorized capital stock of the Company, is not warranted under the circumstances of the Combinations (as defined in the Amendment) because there is no difference in the authorized capital stock as reflected in Quidel’s current organizational documents and the Company’s organizational documents, other than such increases as are addressed in separate stockholder proposals.

Authorized Capital Stock of the Company

Following the consummation of the Combinations, stockholders of Quidel are expected to own approximately 62% of the Company. As a result and, as described in the Amendment, Quidel is expected to be treated as the acquiror of Ortho. Question 201.02 of the 14a-4(a)(3) C&DI states that “the party whose shareholders are expected to own the largest percentage of equity securities of the new entity following consummation of the transaction would be considered the acquiror for purposes of this analysis.” As such, according to the 14a-4(a)(3) C&DI, “the acquiror must present separately on its form of proxy any material provision or provisions of the new entity’s organizational documents that are a term of the transaction agreement, if the provision or provisions represent a material change from the acquiror’s organizational documents, and the change would require the approval of the acquiror’s shareholders under state law, the rules of a national securities exchange, or its organizational documents if proposed to be made directly to its own organizational documents.” Accordingly, if any provision or provisions in the Company’s organizational documents represented a material change from Quidel’s current organizational documents, then the Quidel stockholders would be required to approve such change.

April 4, 2022

The Company respectfully advises the Staff that there is no difference in the authorized capital stock as reflected in Quidel’s current organizational documents and the Company’s organizational documents, other than such changes as are addressed in separate stockholder proposals. Specifically, the authorized capital stock of the Company is proposed to be 5.0 million shares of preferred stock and 126.2 million shares of common stock, as compared to the current authorized capital stock of Quidel of 5.0 million shares of preferred stock and 97.5 million shares of common stock. The number of authorized shares of common stock is being increased solely as follows: (i) to allow for the issuance of approximately 26.5 million shares of the Company’s common stock to Ortho shareholders in connection with the Combinations and (ii) to account for the increases in the shares to be available under Quidel’s 2018 Equity Incentive Plan and 1983 Employee Stock Purchase Plan by 1.5 million shares and 0.75 million shares, respectively (each of which will be assumed by the Company). By voting to approve (A) the Combinations and (B) the amendment and restatement of each of Quidel’s 2018 Equity Incentive Plan and 1983 Employee Stock Purchase Plan to increase the number of shares of Quidel common stock available thereunder, respectively, Quidel stockholders are being given the opportunity to vote with respect to each of these proposed increases. In summary, the authorized capital stock of the Company is intended to preserve the rights of the stockholders of Quidel as such rights currently exist under Quidel’s current organizational documents.

Carlyle’s Board Designation Rights

With respect to the Carlyle designation rights, the Company believes that providing a separate stockholder proposal for such rights is not warranted because such rights are fundamentally contractual in nature and are wholly contained within the Principal Stockholders Agreement, a contract between Carlyle and the Company. Notably, such rights are not contained, in whole or in part, within the Company’s organizational documents, the amendment of which would ordinarily require stockholder approval under Delaware law or Quidel’s current organizational documents. However, here such rights are confined to a contract between Carlyle and the Company. The entry into such a contract in any other context would not require stockholder approval and we respectfully submit that it should neither require stockholder approval here.

If you have any questions regarding the Amendment or the responses set forth above, please do not hesitate to call me at (202) 637-1072.

Sincerely,

/s/ David I. Brown

David I. Brown

cc:	Joseph Busky, Coronado Topco, Inc.

Michael A. Schlesinger, Coronado Topco, Inc.

Michelle A. Hodges, Quidel Corporation

Phillip S. Askim, Quidel Corporation

Ryan A. Murr, Gibson, Dunn & Crutcher LLP

Stephen I. Glover, Gibson, Dunn & Crutcher LLP

Branden C. Berns, Gibson, Dunn & Crutcher LLP

Bradley C. Faris, Latham & Watkins LLP

Richard Butterwick, Latham & Watkins LLP